Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000  |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

August 9, 2012

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Re:	Performant Financial Corporation Registration Statement on Form S-1/A; Filed August 3, 2012 File No. 333-182529

Ladies and Gentlemen:

Performant Financial Corporation (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated August 8, 2012. Amendment No. 5 to the Registration Statement contains revisions that have been made in response to the comments received from the Staff. Set forth below is the Registrant’s response to the Staff’s comments. Marked copies of Amendment No. 5 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Risk Factors, page 10

Risks Related to This Offering and Our Common Stock, page 20

1.	Please revise to include risk factor disclosure addressing the potential conflict of interests on behalf of Parthenon Capital Partners in arriving at the decision to take the company public at this time. In this regard, we note that Parthenon will receive significant benefits from the proceeds of the offering, namely, payment of the $1.1 million termination fee in connection with the Advisory Agreement, and a transaction fee equal to 1% of the gross proceeds of the offering.

Response: An additional risk factor describing the potential conflict of interests of Parthenon Capital Partners in relation to the proposed offering has been added to page 22 of the Registration Statement in response to the Staff’s comment.

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August 9, 2012

Revenue Recognition, page 37

(c) Revenues, Accounts Receivable, and Reserve for Appeals, page F-29

2.

We note your response to comment one from our letter dated August 6, 2012. It appears that some portion of the “reserve for appeals” is an accrual for a loss contingency. Accordingly, you should revise the caption to be more descriptive of the nature of the accrual without referring to it as a reserve. Refer to ASC 450-20-50-1. Additionally, please reclassify the corresponding liability reported under other accounts (i.e., other current liabilities) in prior periods to conform to your current presentation for your liability for appeals on the RAC Contract.

Response: The Registrant has changed the former caption “Reserve for appeals” to “Estimated liability for appeals” to address the Staff’s comment. The Registrant has also reclassified the corresponding liability for appeals on the RAC contract on the consolidated balance sheet as of December 31, 2011. The revised disclosure is reflected on pages F-3, F-6, F-24 and F-27, with footnote discussion on pages F-8 (Note 1(c)) and F-29 (Note 1(c)). In addition, the Registrant has revised disclosure on page 38 to provide corresponding disclosure regarding its revenue recognition policy.

The Registrant has not reclassified this liability for periods prior to the twelve months ended December 31, 2011. The Registrant received no revenues from the RAC contract in the twelve months ended December 31, 2009. In the twelve months ended December 31, 2010, the Registrant recorded only approximately $1.8 million of revenues from the RAC contract, and the reciprocal estimated liability for appeals for this period would have been a subset of the $101,000 allowance for estimated appeals for the same period, which the Registrant deems to be immaterial.

3.

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2.

Response: The Registrant has revised Note 1(c) to the audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011, and Note 1(c) to the unaudited consolidated financial statements for the six months ended June 30, 2011 and 2012, to include estimates of the amounts of losses in excess of the accrued liability that it is reasonably possible may occur due to successful appeal by healthcare providers.

4.	To the extent that some portion of the Reserve for Appeals is allocated to uncollected accounts receivable for each period presented, per your revised

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August 9, 2012

disclosure on page 37, you should revise the parenthetical allowance for trade accounts receivable on pages F-3 and F-24 to include that amount. Include a footnote on page F-23 to identify the portion of the Reserve for Appeals- RAC Contract that applies to uncollected accounts receivable.

Response: The Registrant has revised the caption for its trade accounts receivable on pages F-3 and F-24 to disclose the portion of “Estimated allowance and liability for appeals” that is allocated to the uncollected accounts receivable to address the Staff’s comment. The Registrant has also added a footnote on page F-23 to identify the portion of “Estimated allowance and liability for appeals” from its RAC contract that applies to uncollected accounts receivable.

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Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (415) 983-7480. Comments can also be sent via facsimile at (415) 983-1200 or via email to blair.white@pillsburylaw.com.

Very truly yours,

/s/ Blair W. White

Blair W. White

Partner

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